SELECT*ANNUITY I

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
MFS ReliaStar Variable Account

Supplement Effective as of May 1, 2009

This supplement amends certain information contained in your prospectus dated April 30, 1996, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

_____

INFORMATION ABOUT THE INVESTMENT FUNDS AVAILABLE THROUGH THE VARIABLE ACCOUNT

Effective May 1, 2009, Sub-Accounts which invest in the following Investment Funds are available through the Variable Account:

- Massachusetts Investors Growth Stock Fund (Class A)
- Massachusetts Investors Trust (Class A)
- MFS Bond Fund (Class A)
- MFS Growth Fund (Class A)
- MFS High Income Fund (Class A)
- MFS Money Market Fund (Class A)
- MFS Research Fund (Class A)
- MFS Strategic Income Fund (Class A)
- MFS Total Return Fund (Class A)

The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Investment Funds available through the Variable Account. More detailed information about these Investment Funds can be found in the current prospectus and Statement of Additional Information for each Investment Fund.

There is no assurance that the stated objectives and policies of any of the Investment Funds will be achieved. Shares of the Investment Funds will rise and fall in value and you could lose money by investing in the Investment Funds. Shares of the Investment Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Investment Funds are diversified, as defined under the 1940 Act.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
Massachusetts Investors Growth Stock Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks capital appreciation.
Massachusetts Investors Trust (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks capital appreciation.

Continued on next page.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
MFS Bond Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks total return with an emphasis on current income, but also considering capital appreciation.
MFS Growth Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks capital appreciation.
MFS High Income Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS Money Market Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks a high level of current income consistent with preservation of capital and liquidity.
MFS Research Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks capital appreciation.
MFS Strategic Income Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks total return with an emphasis on high current income, but also considering capital appreciation.
MFS Total Return Fund (Class A)	Investment Adviser: Massachusetts Financial Services Company	Seeks total return.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract, including information about the risks associated with investing in these Investment Funds, can be found in the current prospectus and Statement of Additional Information for that Investment Fund. You may obtain these documents by contacting us at our:

> ING Customer Service Center
> P.O. Box 5050
> Minot, ND 58702-5050
> 1-877-884-5050

IMPORTANT INFORMATION REGARDING THE INVESTMENT FUNDS AVAILABLE THROUGH YOUR CONTRACT

The Investment Funds available through your Contract prior to the Annuity Commencement Date may be different than those available for investment after the Annuity Commencement Date.

For information about the Investment Funds available through your Contract after the Annuity Commencement Date, please contact us at our:

> ING Customer Service Center
> P.O. Box 5011
> Minot, ND 58703-5022
> 1-877-886-5050